                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                               TBK Partners, L.P.





                    Under the Securities Exchange Act of 1934

                               UNITED FOODS, INC.
                                (Name of Issuer)


                 Class A Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                    910365303
                                 (Cusip Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                 March 21, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

--------------------------                             -------------------------
CUSIP No. 910365303                                    Page       of       Pages
          ----------------                                  -----    -----
--------------------------                             -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tweedy, Browne Company L.P. ("TBC")

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) / X /


--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                00

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRD PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER  TBC has sole voting power with respect
                       to 276,375 shares held in certain TBC accounts (as
  NUMBER OF            hereinafter defined).  Additionally, certain of the
                       general partners of TBC may be deemed to have sole power
   SHARES              to vote certain shares as more fully set forth herein.
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
                       0 shares, except that certain of the general partners of
  REPORTING            TBC may be deemed to have sole power to dispose of
                       certain shares as more fully set forth herein.
   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH               330,087 shares held in accounts of TBC (as hereinafter
                       defined).

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                330,087 shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.46%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                BD, IA & PN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No. 910365303                                    Page       of       Pages
          ----------------                                  -----    -----
--------------------------                             -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TBK Partners, L.P. ("TBK")

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) / X /


--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                WC and BK

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER  22,800 shares, execpt that the general
                       partners in TBK, solely by reason of their positions as
  NUMBER OF            such, may be deemed to have shared power to vote these
                       shares.
   SHARES
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
                       22,800 shares, except that the general partners,
  REPORTING            solely by reason of their positions as such, may be
                       deemed to have shared power to vote these shares.
   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH
                       0 shares

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                22,800 shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.45%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

          This Statement on Schedule 13D is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company L.P. ("TBC"), and TBK Partners, L.P. ("TBK"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of United Foods, Inc. However, the filing of this Schedule 13D should not be deemed an admission that TBC and TBK comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Class A Common Stock, $1.00 par value (the "Common Stock"), of United Foods, Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 10 Pictsweet Drive, Bells, TN 38006.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement between TBC and TBK that this
Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of TBC are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). By reason of their positions as such, the general partners of TBK may be deemed to control TBK and the general partners of TBC be deemed to control TBC.

         (b) The business address of each of TBC and TBK and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

         (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

         TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         The present principal occupation of each of the General Partners is serving as such for TBC and TBK. The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The principal business address of each of TBC and TBK is set forth above.

         (d) None of TBC, TBK, Thomas P. Knapp, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of TBC, TBK, Thomas P. Knapp, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) Each of TBC and TBK is a Delaware limited partnership. Each of the General Partners and Thomas P. Knapp is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 330,087 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $605,746.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 22,800 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $41,133.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of TBC and TBK has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of
Schedule 13D, except that TBC and TBK may dispose of all or some of the TBC Shares and the TBK Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC and TBK intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 330,087 shares of Common Stock, which constitutes approximately 6.46% of the 5,108,550 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         Additionally, 6,000 shares of Common Stock are held in a TBC Account for the TBC Plan. The TBC Plan is an employee benefit plan of which Christopher
H. Browne and John D. Spears are the sole trustees.
Messrs. Browne and Spears are two of the general partners in TBC and TBK.

         As of the date hereof, TBK beneficially owns directly 22,800 shares of Common Stock, which constitutes approximately 0.45% of the 5,108,550 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 352,887 shares, which constitutes approximately 6.91% of the 5,180,550 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of Christopher H. Browne and John D. Spears may be deemed to be the beneficial owner by reason of their being a Trustee of the TBC Plan, and a general partner in each of TBC and TBK, is 358,887 shares, which constitutes approximately 7.03% of the 5,108,550 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which William H. Browne may be deemed to be the beneficial owner by reason of his being a general partner of TBC and TBK, respectively, is 352,887 shares, which constitutes approximately 6.91% of the 5,108,550 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 22,800 shares of Common Stock which constitutes approximately 0.45% of the 5,108,550 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC, TBK, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 330,087 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 276,375 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 276,375 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Christopher H. Browne and John D. Spears, as sole trustees of the TBC Plan, may be deemed to have (i) sole power to dispose of or to direct the disposition of and (ii) sole power to vote or direct the vote of 6,000 shares of Common Stock held in a TBC Account for the TBC Plan.

        (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, TBC purchased shares of Common Stock in open market transactions as follows:

                              NO OF SHARES                PRICE
TBC ACCOUNTS                  PURCHASED                   PER SHARE

02/21/96                         5,000                    $1 7/8
02/22/96                           500                    $1 7/8
02/23/96                           500                    $1 7/8
03/21/96                        50,000                    $1 7/8

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         The TBC Plan has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the TBC Plan.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, none of TBC or TBK, nor, to the best knowledge of TBC or TBK, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).


                                    SIGNATURE

         Each of Tweedy, Browne Company L.P. and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                          TWEEDY, BROWNE COMPANY L.P.


                                          By
                                             ---------------------------
                                             Christopher H. Browne
                                             General Partner

                                          TBK PARTNERS, L.P.

                                          By
                                             ---------------------------
                                             Christopher H. Browne
Dated: March 27, 1996                        General Partner